Mail Stop 3561

November 17, 2006

J. Frank Harrison, III
Chief Executive Officer
Coca-Cola Bottling Co. Consolidated
4100 Coca-Cola Plaza
Charlotte, NC 28211

      **Re:**    **Coca-Cola Bottling Co. Consolidated**
              **Form 10-K for Fiscal Year Ended January 1, 2006**
              **Filed March 16, 2006**
              **File No.  0-9286**
              **Form 10-Q for Nine Months Ended October 1, 2006**
              **Filed November 13, 2006**
              **File No.   0-9286**

Dear Mr. Harrison:

      We have completed our review of your Form 10-K and related filing and have no further comments at this time.

              Sincerely,


              Michael Moran
              Accounting Branch Chief